                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2004

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)


  STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
     1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
        COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES
                ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)


               1.  Name and business address of person filing statement.

                   Jones, Day, Reavis & Pogue, 51 Louisiana Avenue, N.W. Washington, D.C. 20001-2113

               2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                   Clark Evans Downs, Robert S. Waters, Brian J. McManus and other attorneys of Jones, Day, Reavis & Pogue.

                   Jones, Day, Reavis & Pogue, 51 Louisiana Avenue, N.W. Washington, D.C. 20001-2113

                   Robert A. Yolles, Debra J. Schnebel, Robert J. Joseph, William J. Harmon, Michael G. Strohmeier and other attorneys of Jones, Day, Reavis & Pogue.

                   Jones, Day, Reavis & Pogue, 77 West Wacker,
Chicago, IL 60601-1692

               3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                   SCANA Corporation and its subsidiaries

               4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                   Legal counsel for corporate and securities matters, including matters under the Public Utility Holding Company Act of 1935, as amended, and regulatory proceedings before the Federal Energy Regulatory Commission.

               5.(a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)


                                        Salary or other
                                         compensations
                               ------------------------------
     Name of recipient:          Received    To be received     Person or company
                                    (a)              (b)        from whom received
                                                                or to be received

Jones, Day, Reavis & Pogue                   Regular hourly     SCANA Corporation (a
                                             billing rates      registered holding
                                                                company) and
                                                                associate companies

                  (b) Basis for compensation if other than salary.

                      Hourly billing rates plus routine expenses

               6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

               (a)  Total amount of routine expenses charged to client: $

               (b)  Itemized list of all other expenses:


                              (Signed)   Jones, Day, Reavis & Pogue



Date:  July 12, 2002                         By:   /s/  William J. Harmon
                                             ----------------------------------
                                                   William J. Harmon